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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             -----------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF OCTOBER, 2003

                        COMMISSION FILE NUMBER: 333-11910

                            ------------------------

                     MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
             (Exact name of Registrant as specified in its Charter)

                         MAXCOM TELECOMMUNICATIONS, INC.

                 (Translation of Registrant's name into English)

                            ------------------------

                      GUILLERMO GONZALEZ CAMARENA NO. 2000
                      COLONIA CENTRO DE CIUDAD DE SANTA FE

                                MEXICO, DF 01210
              (Address of Registrant's principal executive offices)

                            ------------------------

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F __x__ Form 40-F ____


      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

                                Yes ____ No __x__

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

                                Yes ____ No __x__

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes _____ No __x__
                                                     -

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______


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                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

                                       MAXCOM TELECOMUNICACIONES, S.A. DE C.V.


                                       By: /s/ Gonzalo Alarcon
                                           -------------------------------------
                                           Name: Gonzalo Alarcon
                                           Title:   General Counsel

Date: October 8, 2003
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                                                         [MAXCOM TELEFONIA LOGO]

             MAXCOM TELECOMUNICACIONES NAMES JOSE ANTONIO SOLBES
                           CHIEF FINANCIAL OFFICER


October 3, 2003


Maxcom Telecomunicaciones S.A. de C.V. announced last Friday the appointment of Jose Antonio Solbes to the position of Chief Financial Officer. Mr. Solbes, who has been serving as Treasurer and Director of Investor Relations of Maxcom, replaces Eloisa Martinez who presented her resignation at Maxcom effective October 1, 2003.

"Jose Antonio has been with Maxcom since inception and has developed an integral knowledge and understanding of the Company. He has been fundamental during the different stages Maxcom has gone through and his appointment as CFO is well deserved" said Rene Sagastuy, Chief Executive Officer of Maxcom.

"I am very pleased with this opportunity and excited about the challenge it represents. For the last five years Maxcom has been my second home and I'm proud of being part of the Maxcom family. The entire team and I will continue giving our best for the successful execution of our business plan," said Mr. Solbes.

Mr. Solbes joined Maxcom in May of 1998 as Director of Administration and soon thereafter was promoted to Treasurer. In March of 2000 his responsibilities were expanded to Treasurer and Director of Investor Relations. He was previously employed with Grupo Empresarial Organizado, S.A. de C.V. as Corporate Financial Manager, where he spent six years. Mr. Solbes holds an Accounting degree and a Master's degree in Finance from the Universidad Anahuac in Mexico City, and completed the Corporate Financial Strategy Program at the
J. L. Kellogg Graduate School of Management in Northwestern University in
Chicago.


Additionally, the Company announced the resignation of Eloisa Martinez as Chief Financial Officer.

"We recognize Eloisa's very valuable contribution to Maxcom's development and we are grateful for it; we wish her the best", added Mr. Sagastuy.

"As I leave Maxcom for personal reasons, I am confident that it is now on a solid financial footing and poised to continue the success of the last few quarters. I enjoyed the experience of working for Maxcom and I'm very pleased to have had the opportunity of being part of this team", said Eloisa Martinez.


                                    # # #


Maxcom Telecomunicaciones, S.A. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a "smart-build" approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering local, long distance and data services in greater metropolitan Mexico City, Puebla and Queretaro.

For more information contact:

Maxcom Telecomunicaciones
Mexico City, Mexico
(52 55) 5147-1125
investor.relations@maxcom.com
-----------------------------


Citigate Financial Intelligence
Hoboken, NJ
(201)499-3548
lucia.domville@citigatefi.com
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